Exhibit 99.3

The parties set out in Schedule 1

(as the “Lenders”)

and

ASLAN Pharmaceuticals Limited

(as the “Borrower”)

LOAN FACILITY AGREEMENT

THIS LOAN FACILITY AGREEMENT is made BY AND BETWEEN:

(1)	The parties set out in Schedule 1 (the “Lenders”), of the one part; and

(2)

ASLAN Pharmaceuticals Limited, (Company Registration No. IT-289175) a company incorporated in the Cayman Islands and having its registered office at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town Grand Cayman KY1-9005, Cayman Islands (the “Borrower”), of the other part,

(each, a “Party”, collectively, the “Parties”).

WHEREAS:

(A)	Each of the Lenders has agreed to make available to the Borrower a loan up to a specified amount on the terms set out in this Agreement; and

(B)	Each of the Lenders and the Borrower have agreed to enter into this Agreement to record the terms and conditions upon which the Lenders makes such loans available to the Borrower.

NOW, THEREFORE, in consideration of mutual promises set forth herein, the Lenders and the Borrower hereby agree as follows:

1.	LOAN AND PURPOSE OF THE LOAN

1.1

Each of the Lenders commits, subject to the terms in this Agreement, to make available to the Borrower a loan of the sum indicated against their respective name in Schedule 1 (each a “Loan”), for the sole purpose of facilitating the Borrower’s operational needs. The aggregate amount of all such Loans shall be referred to as the “Aggregate Loan Amount”. The Borrower agrees to accept the Loans from the Lenders for such sole purpose and to make repayment to the Lenders on the terms and conditions set out in this Agreement. The Loans facility is available to be drawn down in the period between 4th October 2019 up to and including 31st December 2019 (the “Drawdown Period”).

1.2

The entirety of the Aggregate Loan Amount in this facility shall be drawn down in a single transaction, and the date when all of the Aggregate Loan Amount has been received into the Borrower’s bank account in accordance with clause 3.2 shall be the “Drawdown Date” for the purposes of this Agreement. If the Loan(s) is not drawn down by the expiry of the Drawdown Period, this Agreement shall terminate automatically.

1.3	The Loans shall be repaid in full together with accrued interest no later than two (2) years from the Drawdown Date (the “Term”).

2.	INTEREST

As from the Drawdown Date, the Loans shall bear an interest rate of 10% (ten percent) per annum. Interest shall accrue quarterly and shall be compounded with and added to the principal amounts of the Loans and shall thereafter constitute a part of the Loans hereunder. Upon repayment of the principal amounts of the Loans, all accrued amounts of interest shall also be paid in full. The Parties severally agree that the terms of this Agreement are fair and reasonable and represent an arm’s length transaction between each Lender and the Borrower.

3.	DRAWDOWN AND REPAYMENT

3.1	When it wishes to draw down the Loans the Borrower shall give a draw-down notice to each of the Lenders in writing (which may be by e mail).

3.2

Upon receipt of the Borrower’s draw-down notice, each Lender severally agrees to transfer the sum indicated against that Lender’s name in Schedule 1 to the Borrower’s bank account as specified in Schedule 2 within five (5) Business Days of the date of the draw-down notice. “Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Singapore. All payments payable by the Lenders pursuant to this Agreement shall be made in United States Dollars and shall be made in accordance with the instructions of the Borrower and shall be paid to the Borrower without any deduction in respect of banking fees, or as required by law.

3.3

The Borrower shall repay, on or before the expiry of the Term, the Aggregate Loan Amount outstanding on such date together with accrued interest and all other outstanding amounts under this Agreement. Such repayments to each Lender shall be made in United States Dollars.

3.4

The Borrower shall also be entitled to repay all or part of the Loans at any time prior to expiry of the Term. Any such early repayment of all or part of the Aggregate Loan Amount shall include payment of all accrued compounded interest attributable to the amount of the Aggregate Loan Amount repaid, up to the date of such early repayment (the “Then-Accrued Interest”). In such circumstances, if the Then-Accrued Interest is less than 5% of the principal amount of the Loan repaid, ASLAN undertakes to substitute for the Then-Accrued Interest, an amount equal to 5% of the principal amount of the Loan repaid by way of a guaranteed minimum interest payment. Any part repayment of the Loans shall be made on an equal pro-rata basis among all Lenders.

4.	METHOD OF PAYMENT

The Loans shall become due and repayable upon completion of the Term. Each of the Loans shall only be discharged when such Loan together with accrued interest thereon has been repaid in full.

5.	FINANCE DEBT

The Borrower will not incur any finance debt after the Drawdown Date which is secured by security interest ranking in priority to any security interest of the Lender except with the prior written consent of the Lender.

6.	EFFECTIVENESS AND VALIDITY

6.1

This Agreement shall become effective and binding as between the Borrower and each individual Lender on the first date the Borrower and that Lender shall have executed this Agreement, and such date shall be the “Effective Date” as between those parties. For the avoidance of doubt, the Effective Date for some Lenders may be different to that for other Lenders, to the extent Lenders execute this Agreement on different dates.

6.2

Notwithstanding that the whole or any part of any provision of this Agreement may prove to be illegal or unenforceable, the other provisions of this Agreement and the remainder of the provision in question shall remain in full force and effect.

7.	ASSIGNMENT

7.1	This Agreement shall be binding on and inure to the benefit of the Parties hereto and their respective successors and assigns.

7.2

Any of the Lenders may by notice to the Borrower at any time assign to any person all or any part of its rights under this Agreement, but the rights of the Borrower under this Agreement are personal to it and cannot be assigned either in whole or in part.

8.	NOTICE

All notices, consents, requests, approvals, demands, or other communication by any Party to this Agreement shall be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and 3 (three) Business Days after deposit in the registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail or facsimile transmission; (c) 1 (one) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the Party to be notified and sent to the address, facsimile number, or email address indicated below. Any Lender or the Borrower may change its mailing or electronic mail address or facsimile number by giving the other Party written notice thereof in accordance with the terms of this Clause:

If to the Lenders, to the addresses set forth on Schedule 1 hereto.

If to the Borrower:

ASLAN Pharmaceuticals Limited

Address: 83 Clemenceau Avenue #12-03 UE Square Singapore 239920

Attention: Ben Goodger, General Counsel

Email: ben.goodger@aslanpharma.com

9.	GOVERNING LAW AND JURISDICTION

9.1	This Agreement shall be governed by and construed in accordance with the laws of Republic of Singapore.

9.2	All disputes, disagreements or differences arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the Courts of Republic of Singapore.

10.	THIRD PARTY RIGHTS; AMENDMENTS OR WAIVERS

10.1	This Agreement does not create or confer any rights or benefits enforceable by any person not a Party to it.

10.2

No consent from the persons referred to in this Clause is required for the Parties to vary or rescind this Agreement (whether or not in any way that varies or extinguishes rights or benefits in favour of such third parties).

10.3

No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless approved by the written consent of the Borrower and the Lenders holding Loans representing a majority of the Aggregate Loan Amount then outstanding.

11	CONFIDENTIALITY

11.1

The term “ConfidentIal Infromation” for the purposes herein means the terms of this Agreement and any and all information, data, memoranda, models, prototypes, and/or other material whether of scientific, technical, commercial, financial or other nature, not in the public domain, furnished to or obtained by a Party from the other Party under this Agreement in written, oral or other tangible form. Each Lender, as the receiving Party, agrees for the Term and for a period of three (3) years after the termination or expiration of this Agreement, to treat the Confidential Information of the Borrower as strictly confidential and not to disclose it to any third party for any purpose whatsoever and to treat it with at least the same care and in the same manner as its own secret and valuable information. The receiving Party shall ensure that its employees to whom Confidential Information is disclosed covenant to keep such information confidential to the extent that the receiving Party is bound by this Agreement and that such covenants on the part of employees are strictly observed.

11.2	The provisions of Clause 11.1 above shall not apply to any:

(a) information which is or was already known to the receiving Party at time of disclosure to it; or

(b) information which after disclosure to the receiving Party under this Agreement is published or otherwise generally available to the public otherwise than through any act, default or omission by the receiving Party of its obligations hereunder; or

(c) information which is required to be disclosed to governmental or regulatory bodies or to a court of competent jurisdiction pursuant to any written law, provided, however, that such disclosure is limited to that required to be disclosed; or

(d) information which is disclosed to the receiving Party by a third party without restriction and without breach of the confidentiality obligations under this Agreement by the receiving Party.

11.3

The receiving Party acknowledges that unauthorized disclosure or use of Confidential Information could cause great or irreparable injury to the Borrower and that pecuniary compensation would not afford adequate relief or it would be extremely difficult to ascertain the amount of compensation which would afford adequate relief. Therefore, the receiving Party agrees that, in the event of such unauthorized disclosure or use of Confidential Information, the Borrower will have the right to seek and obtain injunctive relief in addition to any other rights and remedies it may have.

12	PUBLICITY

No Party may publicise or release any information in relation to the terms or existence of this Agreement except with the other Parties’ prior written consent, other than as may be required to be disclosed to comply with the laws or regulations of any relevant governmental or regulatory bodies or to a court of competent jurisdiction.

13	COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or other electronic transmission of signatures shall be deemed to be the same as originals.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties on the day and year first-above written.

For and on behalf of: Bukwang Pharmaceutical Co., Ltd.

(Name of Lender)

Signature: /s/ Hee-Won Yoo         Name: Hee-Won Yoo

Title: CEO & President                 Date: 30 September 2019

For and on behalf of:

(Name of Lender)

Signature:_____________________________ Name:__________________________

Title:__________________________________ Date: _____________________ 2019

For and on behalf of:

(Name of Lender)

Signature:_____________________________ Name:__________________________

Title:__________________________________ Date: _____________________ 2019

For and on behalf of:

(Name of Lender)

Signature:_____________________________ Name:__________________________

Title:__________________________________ Date: _____________________ 2019

THE BORROWER:

Signature: /s/ Carl Firth                                              Name: Carl Firth

Title: CEO, ASLAN Pharmaceuticals Pte Ltd.         Date: 30 September 2019

Schedule 1

Lenders & Committed Loan Amounts

Name of Lender	Address	Committed Loan Amount (USD)
Bukwang Pharm. Co. Ltd.	Sangdo-ro 7, Donjak-gu, Seoul 06955	1,000,000

Schedule 2

Beneficiary Name :	ASLAN Pharmaceuticals Ltd
Bank Name :	The Hong Kong and Shanghai Banking Corporation
Bank Address :	21 Collyer Quay, HSBC Building Level 1, Singapore 049320
USD Bank Account No.:	260-882279-178
SWIFT Code :	HSBCSGSG

83 Clemenceau Avenue #12-03 UE Square Singapore 239920 t +65 6222 4235 f +65 6225 2419 www.aslanpharma.com

To:

BUKWANG PHARM. CO., LTD.,

7, Sangdo-ro, Dongjak-Gu,

Seoul 06955, South Korea

Date: 30th September 2019

Dear Sirs

Loan Facility Agreement (“Loan Agreement”) between (1) certain parties listed therein including you (“the Lender”) and (2) ASLAN Pharmaceuticals Ltd (“the Borrower”) – Conversion Rights

We refer to the Loan Agreement which we have entered into on today’s date. Terms defined in the Loan Agreement shall have the same meanings herein except where otherwise expressly indicated. This Letter Agreement sets out additional terms to those applying in the Loan Agreement, such additional terms being between the Borrower and the Lender only.

The Borrower hereby grants to the Lender an option (“Conversion Option”), during the Exercise Period, to elect to convert any unpaid portion of the principal amount of the Loan, together with accrued interest thereon outstanding at the date of the Conversion Exercise Notice (“Outstanding Loan Amount”), into newly-issued American Depositary Receipts (“ADRs”) issued by the Borrower as provided below.

The Lender shall be entitled to exercise its right granted under the Conversion Option to subscribe for the Number of ADRs by serving the Conversion Exercise Notice to the Borrower without having to obtain any consent from other Lenders on the Borrower during the Exercise Period.

“Number of ADRs”:	Outstanding Loan Amount	- rounded down to the nearest whole number
ADR Price

“ADR Price”: 90% of the volume-weighted average price per ADR on the date of the Conversion Exercise Notice (corresponding to a 10% discount)

“Total Conversion Amount”:                Number of ADRs x ADR Price

If the Total Conversion Amount for ADRs does not equate to the exact amount of the Outstanding Loan Amount, then any unused balance shall be repaid by the Borrower to the Lender in full.

“Exercise Period”: any time between the Drawdown Date and expiry of the Term.

“Conversion Exercise Notice”: a written notice delivered and served on the Borrower at the address specified in the Loan Agreement specifying that they wish to exercise their Conversion Option.

Schedule 1 sets out further detailed terms which shall apply to the Conversion Option and its exercise.

Please indicate your agreement to the above by executing where indicated below.

Yours sincerely

/s/ Carl Firth
Carl Firth, CEO, for and on behalf of
ASLAN Pharmaceuticals Ltd.

AGREED AND ACCEPTED:

/s/ Hee-won Yoo
[Name]	Hee-won Yoo
[Title]	CEO & President for and on behalf of Bukwang Pharm. Co., LTD.

SCHEDULE 1

DETAILED TERMS

1.	The Conversion Option shall only be exercisable by the Lender conditional on the ordinary shares of the Borrower having been delisted from the Taipei Exchange.

2.	Once lodged any Conversion Exercise Notice shall be irrevocable save with the consent of the board of the Borrower.

3.

The issue of ADRs in the Borrower to the Lender pursuant to any exercise or part-exercise of the Lender’s rights made in accordance with this Agreement shall fully satisfy the Borrower’s obligations under this Agreement to issue ADRs in the Borrower to the Lender in respect of such exercise.

4.	Any subscription rights not exercised before expiry of the Exercise Period shall automatically lapse and cease to be exercisable.

5.

The Lender must not assign its Conversion Option hereunder or create any encumbrance over or otherwise transfer the same without the Borrower’s prior written consent, but no such consent shall be required where such assignment is solely occasioned by a scheme for a solvent amalgamation of the Lender with one or more other affiliates or by the solvent reorganisation of the Lender.

6.	Upon completion of the allotment and issue of ADRs pursuant to any exercise of rights by the Lender in accordance with this Agreement, the Borrower shall, subject to the Constitution of the Borrower:

(a)

allot and issue to the Lender (or its nominee) the number of ADRs in the Borrower for which it is exercising its subscription rights in accordance with this Agreement, such ADRs to be issued to the Lender no later than fifteen (15) Business Days after the Borrower’s the receipt of Conversion Exercise Notice;

(b)

enter the Lender (or its nominee, as appropriate) in the Borrower’s register of ADR holders as the holder of the number of ADRs in the Borrower issued to it no later than three (3) business days of such completion and allotment; and

(c)	deliver to the Lender within a reasonable period of time a duly executed certificate for the number of ADRs in the Borrower issued to it.